June 14, 2005



Securities & Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Document Control

         Re:      CRI Hotel Income Partners, L.P.
                  Form 10-K for Fiscal Year Ended
                  December 31, 2004
                  File No. 33-11096
                  Form 10-Q for Quarterly Period Ended
                  March 31, 2005
                  File No. 33-11096

To whom it may concern:

     Financial Statements
     --------------------

     Report of Independent Registered Public Accounting Firm, page III-6
     -------------------------------------------------------------------

     1. The Form 10-KSB for fiscal year ended December 31, 2004 has been amended to include a signed audit report, the signature block of which report had been omitted inadvertently in the original filing.

     We acknowledge (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

                                        Sincerely,

                                        /s/William B. Dockser

                                        William B. Dockser
                                        Director, Chairman of the Board,
                                          and Treasurer
                                          (Principal Executive Officer)


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